DYNAMIC ENERGY ALLIANCE SUBSIDIARY ANNOUNCES
AGREEMENT IN PRINCIPLE TO ACQUIRE EXCLUSIVE WORLDWIDE LICENSE
FOR HIGH VALUE ORGANIC EXTRACTION PROCESSES

MEMPHIS, TENNESSEE — OCTOBER 11, 2012 — Dynamic Energy Alliance Corporation (OTCQB: DEAC), today announced that its subsidiary, Dynamic Energy IP, LLC, has entered into an agreement in principle to acquire, from Terpen Kraftig LLC (TKF), an exclusive license to utilize proprietary processes that capture the friable materials in oil and purify them into highly valued organic compounds used in the fragrance, cosmetic and solvent industries. These substances can be extracted and produced from the oil recovered through DEAC’s proprietary Pyrolytic production processes without disturbing the oil’s hydrocarbon market value. The processes would allow DEAC to become a supplier in the lucrative high value organics market while also providing recovered oil and carbon products; all generated from waste tires.

The TKF processes, as adapted to DEAC’s specifications, would produce up to 20 individual components at purity levels that are in high demand. DEAC’s adaptation of the process would consist of a series of unit operations functioning at a narrow range of temperatures, pressures, and volumes— anticipated to yield the separation needed to maintain the purity and value of the products. Some of the 20 materials would be made in high purity for use as feedstock for downstream products, while others would be synthetic versions of natural products, where a spectrum of similar products is produced (e.g., for flavors, extracts and essential oils).

Another benefit of the TKF processes, when combined with the previously acquired Pyrolytic augmentation technologies from R.F.B., LLC, would be an anticipated reduction in greenhouse gases, a byproduct of burning fuel to produce the derivative carbon black product.

Charles R. Cronin, Jr., DEAC’s Chairman, stated: “We believe these combined processes have the potential to produce more energy than the sum of the energy used to make the original tire plus the energy expended to recover the products. The additional value will be validated by a lifecycle analysis, and we expect to publish an impact analysis in the near future.”

He continued: “We also believe the combination of technologies could have the potential to provide our Company with a breakthrough in the economics of waste tire processing. These technologies may have the ability to transform the waste tire industry from a landfill or rubber products business into a specialty chemical business with revenue potentials exceeding what typically has been generated from tire recycling products.”

Obtaining the exclusive, worldwide license for the high value organic extraction processes is contingent upon the Company obtaining the required capital as set forth in the Licensing Agreement, including $100,000 prior to executing a definitive agreement, payment of minimum royalties on $35,000 a month, and payment of $400,000 prior to December 31. As of this date, there is no guarantee that the parties will be able to execute a definitive agreement or that necessary capital can be obtained on commercially reasonable terms to complete the acquisition of the license and maintain it until anticipated cash flows are realized from use of the technology in an operating plant.

The Company filed a Current Report on Form 8-k with the Securities and Exchange Commission on October 11, 2012 to disclose, among other things, the Company’s non-binding agreement in principle with respect to the contemplated license.

About Dynamic Energy Alliance Corporation

Dynamic Energy Alliance Corporation (DEAC), www.dynamicenergyalliance.com, is a development stage energy and recycling company focused on identifying, combining and enhancing existing technologies with proprietary recoverable production and finishing processes to produce synthetic oil, carbon black, gas, and carbon steel from waste feedstock. This process is expected be accomplished with limited residual waste product and significant reductions in greenhouse gases compared to traditional processing. To maximize this opportunity, the Company has developed a scalable, commercial development strategy to build “Energy Campuses” with low operational costs and long-term, recurring revenues.

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Forward-Looking Safe Harbor Statement:

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the near future. Such forward-looking statements include, but are not limited to, statements about the transactions described herein, future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. The forward-looking statements are qualified by their terms and/or important factors, many of which are outside the Company's control, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made. The forward-looking statements are based on the Management's beliefs, assumptions and expectations about the Company's future performance, taking into account information currently available to the Company. The Company will update this forward-looking information only to the extent required under applicable securities laws.

For a discussion of these risks and uncertainties, please see our filings with the Securities and Exchange Commission. Our public filings with the Commission are available from commercial document retrieval services and at the website maintained by the Commission at www.sec.gov.

Contact:
Robert Bleckman
Dynamic Energy Alliance Corporation
(901) 414-0003, extension 2006
robert@dynamicpetro.com